Frank J Hariton Esq.

1065 Dobbs Ferry Road

White Plains, NY 10607

Tel: (914) 674-4373    Fax (914) 6934-2963

September 29, 2008

Susan Block, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

            Re:       Hamptons Extreme, Inc. (the “Registrant”)

                        Amendment No. 2 to Registration Statement on Form S-1

                        Filed September 12, 2008

                        File No.  333-151148 (the “Registration Statement”)

Dear Ms. Block:

            This letter is submitted in response to your letter, dated September 22, 2008 (the “Letter”), and is being submitted after discussion with and at the suggestion of Julie Bell, Staff Attorney.  The Registrant is not amending the Registration Statement at this time for the reasons set forth in this letter.  Please note that I have separately faxed the Registrant’s subscription agreement (which was the only offering documents in its private placement to accredited investors) to Ms. Bell on Friday, September 26.

            In the Letter, the staff notes that the cover price on the Registration Statement and the Prospectus is $1.00 per share and asks why the price should not be different and higher since $1.00 was the per share price in the private placement and the shares will, upon effectiveness, be free trading as opposed to the restricted shares now held by the selling shareholders.  The Registrant has chosen the $1.00 price because it is the price at which the shares were last sold and is therefore the best estimation of their value.  I also note that in connection with the initial filing of the registration statement in May, I deposited more fees than required and the Registrant has a balance of $24.10 with the Securities and Exchange Commission and could, accordingly, raise the offering price without payment of additional fee. My concern is that any price that the Registrant might choose would be arbitrary.  Our judgment is that the $1.00 price is likely to allow a market to develop and be consistent with our selling shareholders’ expectations.   Although the staff comment would suggest that a non-restricted security sold under a registration statement ensures liquidity, I cannot support that assumption for several reasons.

  We are in an unstable and uncertain economic environment.  The NASDAQ Composite Index has fallen from a high of over 2900 during the period the Registrant was selling its shares at $1.00 in the private placement to under 2200 today.  Shares that were worth $1.00 in a private offering in 2007 may have no greater value in today’s public market.

  The added liquidity that will come from inclusion on the OTCBB is hypothetical and difficult to predict.  Any liquidity in the shares that comes from the effectiveness of the Registration Statement and subsequent inclusion of the shares on the OTCBB is likely to be realized slowly and only after the Registrant receives additional financing.  It is unlikely that there will be an active for the shares from the initiation of OTCBB quotations and any liquidity that might be realized by selling shareholders attempting to sell into the market is difficult to predict.  The Registration Statement includes a risk factor that an active market in the shares may never develop.  If the Registrant included a higher fixed price on the cover of the prospectus, there is a real danger that no shares could ever be sold.
  Investors in the Private Placement continue to accept the $1.00 price.  Several private placement investors call me after each Registration Statement filing.  They are aware of the $1.00 price in the prospectus and are satisfied with such price.  They would expect no more were they to sell into the market before it develops into an active market.  For them, the actual investors, this is a very realistic price.

Based on the foregoing, the Registrant does not believe that an additional filing to change the initial offering price set forth in the prospectus.

If you wish to discuss this with me further please call me at (914) 674-4373.

                                                                                                Very truly yours

                                                                                                /s/ Frank J. Hariton

                                                                                                Frank J. Hariton